April 6, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Armata Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-237534) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Wednesday, April 8, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at (212) 908-3905 or the undersigned at (310) 665-2928 x203.  Please also call Faith Charles as soon as the Company’s Registration Statement on Form S-3 has been declared effective.  Thank you for your attention to this matter.

Sincerely,

ARMATA PHARMACEUTICALS, INC.

By:	/s/ Todd Patrick
Name: Todd Patrick
Title: Chief Executive Officer

cc: Faith Charles, Thompson Hine LLP